

Mail Stop 4631

October 11, 2017

<u>Via E-mail</u>
Hatadi Shapiro Supaat, President
Acasys Capital, Inc.
Units 402 & 403 Galleria Corporate Center,
EDSA Cor. Ortigas Avenue,
Quezon City 1110 Philippines

   Re: Acasys Capital, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed September 29, 2017
     File No. 333-220027

Dear Mr. Supaat:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2017 letter.

General

1. We note your response to comment 1. In addition being a penny stock issuer, you have generated no revenues to-date, you have no discernable operations, you have no contractual agreements to provide your services, and your business plan expressly contemplates acquiring and making investments in unidentified entities. Accordingly, we continue to believe that your transaction is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419.

2. We note your response to comment 5. Please enhance your discussion in your Prospectus Summary section and in your Description of Business section of your intention to carry on the business and operations of British Cambridge, Inc. and disclose the development

and extent of operations, particularly in the consulting services industry, conducted by British Cambridge, Inc. To this end, we note that British Cambridge, Inc. procured no contracts for their consulting services during their period of operation.

Preliminary Prospectus, page 1

3. We note your response to comment 10, and we reissue the comment. Your disclosure in Risk Factors on page 5 continues to state that you do not currently have a fully-developed marketing plan. Additionally, your enhanced disclosure on page 16 consists solely of attending and potentially hosting seminars and events, creating a website and exploring online advertising, which plans you disclose are not fully-defined. Please include prominent disclosure of the intended uses of proceeds from this offering and disclose your lack of a developed marketing plan.

4. We note your response to comment 11, and we reissue the comment in part. We note that the additional disclosure added to Mr. Supaat's biography does not include consulting of the nature contemplated by your business and plan of operation and that British Cambridge's operations resulted in no contracts for their consulting services. Please disclose here and in Risk Factors that your officers and directors have no experience in the consulting industry in which you propose to engage. Alternatively, please enhance your disclosure in Directors and Executive Officers and Corporate Governance on page 23 to provide greater disclosure of their experience.

Management's Discussion and Analysis, page 13

5. We note your response to comment 14, and we reissue the comment. Please revise your disclosure to provide enhanced detail of your specific plan of operations, including steps and milestones involved in each stage of development, for the next 12 months. For instance, we note disclosure of your plan of operations for the next three months consists of discovering suitable employees to grow your staff and "begin[ning] the preliminary steps for the implementation of your marketing efforts." We note also that your Use of Proceeds section includes at each level of proceeds the allocation of funds to components of your operations other than marketing.

Future Plans, page 16

6. Considering you plan "to acquire no more than 35% of the shareholdings of future acquisition targets," please explain the degree of control of the acquisition targets you will seek to maintain and how such investment will increase your client base and create greater market share.

Use of Proceeds, page 17

7. We note your response to comment 20, and we reissue the comment. Notwithstanding your revision in this section, your registration statement continues to disclose elsewhere, such as in your Prospectus Summary section, that the company is responsible for paying the expenses associated with this registration statement. Please reconcile disclosure here and throughout your registration statement regarding payment of expenses associated with this registration statement.

Consent

8. Please include an updated consent from your auditors in your next amendment.

You may contact Patricia Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Jeffrey DeNunzio